EXHIBIT 99.1
[HUDDLESTON & CO., INC. LETTERHEAD]

February 2, 2012

Mr. Lee I. Williams
Manager of Planning & Reserves Evaluation
Energy Resource Technology GOM, Inc.
400 North Sam Houston Parkway, East
Houston, Texas 77060
Re:         SEC Pricing Case
Estimated Reserves and Revenues
Proved Reserves Only
As of January 1, 2012
Dear Mr. Williams:

Pursuant to your request, we have estimated oil, condensate, and natural gas reserves and projected revenues for certain Proved properties owned by Energy Resource Technology GOM, Inc. (“ERT”).  The properties are located in federal waters in the Gulf of Mexico.

A summary of our conclusions, as of January 1, 2012, follows:

	Net to Energy Resource Technology GOM, Inc.*
	Proved Development			Proved	Total
SEC Pricing Case	Producing	Nonproducing	Shut-In	Undeveloped	Proved*

Estimated Net Oil/Cond., Mbbl.	9,036	2,683	1,036	9,935	22,689
Estimated Net Gas, MMcf	19,667.3	26,017.8	14,173.7	37,162.2	97,021.0

Total Furture Gross Revenue, M$	1,044,720	389,120	175,786	1,202,330	2,811,956
Operating Expenses, M$	184,085	83,950	6,870	144,712	419,617
Severance & Ad Valorem Taxes, M$	-	-	-	-	-
Capital Costs, M$	164,512	52,635	3,951	336,225	557,323
Estimated Future Net Revenue ("FNR"), M$	696,123	252,534	164,966	721,394	1,835,016
Discounted FNR at 10%, M$	646,075	174,530	143,161	507,803	1,471,570

Estimated Future Net Revenues by Year, M$

2012	455,651	17,385	62,682	(82,951)	452,767
2013	175,766	38,438	54,272	41,729	310,204
2014	47,441	53,595	26,275	374,603	501,914
Thereafter	17,265	143,116	21,737	388,013	570,131
Total	696,123	252,534	164,966	721,394	1,835,016

Estimated Future Net Production - 2012

Oil/Cond., Mbbl	4,870	201	293	6	5,370
Gas, MMcf	12,674.8	1,677.4	7,391.8	209.8	21,953.8

*Numbers subject to rounding.

Report Preparation

Purpose of Report – The purpose of this report is to provide the management of ERT with a projection of future reserves and revenues for an assessment of oil and gas properties owned by ERT as of January 1, 2012.  The Proved reserve and revenue projections shown herein have been prepared in accordance with Securities and Exchange Commission (“SEC”) requirements for reporting as described below.

Reporting Requirements – SEC Regulation S-K, Item 102, and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (“FASB”) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data.  These regulations were revised by the SEC effective for filings beginning January 1, 2010.  The revised regulations provide for certain changes in Proved reserve definitions, add definitions for Probable and Possible reserves, and require that revenues associated with Proved reserves be reported on the basis of the average of the preceding 12-month, first-of-month product prices.  Revenues are to be discounted at 10%, consistent with that required in prior years.

The Proved reserves included herein under "SEC Pricing Case" have been prepared in accordance with our understanding of the methodologies specified under SEC and FASB guidelines.

This report has been prepared in accordance with our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information as promulgated by the Society of Petroleum Engineers and the Guidelines for Application of the Definitions for Oil and Gas Reserves prepared by the Society of Petroleum Evaluation Engineers.

Definitions for the various Proved, Probable, and Possible reserve classifications are provided herein.

Cash Flow Projections – The attached reserve and revenue projections have been prepared on a calendar year basis with the first time period being January 1, 2012, through December 31, 2012.

Reserve Estimates

The reserve estimates for the Proved Developed Producing properties were based on the extrapolation of historical production data where there was sufficient data to indicate a performance trend.  Projections for Proved Nonproducing, Shut-In, and Undeveloped reserve assignments were based on volumetric estimates, analogy, and extrapolation of production and pressure data.

In some cases the projections have been prepared with considerations for overall field production, resulting in negative projections for certain properties.  In our opinion, the projections shown herein properly reflect the expected operations.  The projections for some properties include consideration for both well and platform plugging and abandonment costs, resulting in negative future revenues and discounted revenues.

Reserve assignments prepared on the basis of volumetric calculations and analogy will be subject to a significantly greater degree of variation than those calculated on the basis of sustained performance history.  Approximately 56.1% of the discounted future net revenues are attributable to the Proved Nonproducing, Shut-In, and Undeveloped reserve categories.

Product Prices

As we understand the revised SEC regulations, oil and gas prices utilized to determine the Standardized Measure of discounted cash flows should be based on the average of the preceding 12-month, first-of-month product prices.  The estimated revenues shown herein reflect the actual average of first-of-month prices received by

ERT on a property-by-property basis.  The projected prices for both oil and gas were based on our understanding of the revised SEC requirements.  It is noted that the pricing requirements vary significantly from those previously required for reporting purposes.  ERT’s base prices were $96.04 per barrel for oil and $4.09 per MMBtu for gas.

Gas prices have been adjusted to reflect the Btu content, transportation charges, third party processing fees, and other fees specific to the individual properties.  Oil prices have been adjusted to reflect wellhead deductions and premiums on a property-by-property basis, including differentials and crude quality.

Product prices, deductions, and premiums were held constant over the life of the properties.

Market prices for both oil and gas continue to be subject to a substantial degree of variation as a result of a variety of market and seasonal factors and actual future receipts are therefore likely to vary significantly from the projections.  We are unable to accurately project future markets; however, significant fluctuations in market prices may materially affect our projections of both future reserves and revenues.  The variations in product prices as shown on the summary projections result from the net effect of computer averaging of the aggregate of gross revenues and net revenues with varying rates of decline.

A comparison of the average product prices, weighted as a composite for all properties over life, follows:  (Gas prices have been adjusted for heating value and are reported as dollars per Mcf.)

SEC Pricing Case                                                        Oil/Cond., $/bbl                                               Gas, $/Mcf
2012                                                                               107.43                       4.26
Maximum                                                                             107.60                     4.52
Average Over Life                                                                   105.35                       4.34

Operating Expenses and Capital Expenditures

Annual operating expenses on a field-by-field basis were supplied by ERT and were deducted as a separate cost item.  Processing charges are shown as a charge per unit of production and are included under the “Expenses” column.  Transportation costs on a dollar per barrel and dollar per Mcf basis were provided by ERT for the individual properties and were also included under the “Expenses” column.

Because all of ERT’s future net reserves as of January 1, 2012, were associated with properties located in federal waters, state severance taxes and local ad valorem taxes were not applicable.

Operating expenses were held constant for the life of the properties.  The total operating expenses and direct taxes for the SEC Pricing Case in the amount of $419.6 million represent approximately 14.9% of total future gross revenues.

The projections shown for the offshore properties include provisions for abandonment expenses and salvage revenues as estimated by ERT.  We have generally reviewed these values and believe that they are consistent with the operations necessary to abandon the subject facilities.

Drilling, completion, and workover costs necessary to develop the estimated reserve quantities have been projected in accordance with ERT estimates and appear under the “Other” column.  Although we have generally reviewed these costs and believe they are consistent with the proposed operations, we have not attempted to verify these costs independently.

Factors Not Considered

An attempt was made to account for all deductions and additions to the estimated future gross revenue except for the following:

1.	Federal income tax
2.	Depreciation, depletion, and amortization
3.	General and administrative expenses
4.	Nonproducing acreage
5.	Product price hedges, if any

Report Qualifications

The estimated future revenues are based on projections of recoverable hydrocarbons, rates of production, proration by state and federal agencies, future product prices that are subject to rapidly changing market conditions, operating costs, and direct taxes.  Any unusual combination of variations in these factors could result in future receipts considerably more or less than those estimated herein.

THE ESTIMATED FUTURE NET REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED AS MARKET VALUE EITHER FOR THE INDIVIDUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.

Estimates for individual properties should be considered in context with the total or overall estimated revenues.  The actual performance of individual properties may vary considerably from the projections, particularly in comparison to the total composite projections.  Small interest or low-income properties that have little apparent value are not studied to the same extent as the more significant properties.

We have utilized ERT documents as a basis for ownership, product prices, operating expenses, abandonment expenses, salvage revenues, production statistics, and other factual data necessary for our estimates.  We have generally tested the validity of these data and believe the information to be correct.  We express no opinions and make no representations as to legal or accounting interpretations provided by ERT.  We did not inspect the properties or conduct independent well tests and do not believe it to be necessary for the purpose of this report.

Respectfully submitted,

                                   /s/  John P. Krawtz

John P. Krawtz, P.E.
Texas Registered Engineering Firm F-1024
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